EMX ROYALTY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

SIX MONTHS ENDED JUNE 30, 2021

GENERAL

This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", or "EMX") has been prepared based on information known to management as of August 11, 2021.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Company for the six months ended June 30, 2021 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

COMPANY OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's portfolio mainly consists of properties in North America, Europe, Turkey, Australia, Chile, and Haiti. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX and on the Frankfurt Stock Exchange under the symbol "6E9".

COMPANY STRATEGY

The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's more than 17-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty ("AMR") and annual advance royalty ("AAR") payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition. EMX has been acquiring royalty and property interests since 2012. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the potential acquisition of producing and pre-production royalties in the base and precious metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities.
  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX is focused on increasing revenue streams from royalties, pre-production and other cash payments, as well as from strategic investments. This approach provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2021

Financial Update

  EMX ended the three month period at June 30, 2021 ("Q2-2021") with a balance sheet including cash and cash equivalents of $41,979,000, investments, strategic investments, investment in associated entities, and receivables valued at $34,777,000, and no debt.
  EMX had revenue of $4,255,000 which includes royalty income, other property income including income from the sale or option of property interests and management fees, and interest and dividends earned on cash and investment balances. Included in revenues was royalty income of $284,000 and $3,801,000 for the fair value of equity positions and cash received on the sale and option of property interests. Revenues for Q2-2021 increased compared to Q2-2020 with an increase in option and other property income and interest. Royalty income for Q2-2021 was comparable to Q2-2020.

  Royalty generation costs totaled $5,378,000 of which the Company recovered $1,689,000 from partners.
  General and administrative expenses totaled $979,000 which includes $177,000 in salaries and consultants, $250,000 in administrative costs, $298,000 in professional fees, $71,000 in transfer agent and filing fees, $46,000 in travel, and $137,000 in investor relations costs. General and administrative costs can fluctuate from period to period depending on activity and timing of comparable costs.
  For the three months ended June 30, 2021, the Company had a net loss from operations of $2,039,000 including $260,000 in depletion, depreciation, and direct royalty taxes, and $2,845,000 in share-based compensation of which $1,479,000 was included in royalty generation costs. Other items affecting net loss and financial results in Q2-2021 include a gain from the Company's investment in an associated entity of $158,000, a fair value loss on investments of $425,000, and a foreign exchange adjustment of $1,240,000. The foreign exchange adjustment was a direct result of holding cash and net assets denominated in US dollars.

Operational Update

EMX's royalty and mineral property portfolio totals over 200 projects on five continents. The following discussion summarizes the work conducted in Q2-2021, as well as subsequent events, by the Company and its partners.

  As a subsequent event, EMX entered into an agreement dated July 29, 2021 with SSR Mining Inc., and certain of its subsidiaries ("SSR Mining"), to purchase a portfolio of royalty interests and deferred payments. The portfolio consists of 18 geographically diverse royalties, with four royalty assets at advanced stages of project development, and also includes US$18 million in future cash payments. The transaction is expected to provide significant near-term cash flow to the Company and establishes a pipeline of quality royalty assets in numerous well-recognized mineral belts around the world. Completion of the transaction is subject to customary closing conditions, including acceptance by the TSX Venture Exchange.
  In North America, EMX received provisional payments of approximately US$198,000 from the sale of 110 gold ounces produced at the Leeville royalty property in Nevada's Northern Carlin Trend. On the royalty generation front, EMX optioned one copper project in Utah while adding new gold and copper projects to the portfolio by staking open ground. Partner companies continued to add value to the portfolio with encouraging drill results for precious metals projects in Nevada (3) and Idaho (1), including Ridgeline Minerals at the Selena royalty property, Contact Gold at the Cathedral Well royalty property, U.S. Gold at the Maggie Greek royalty property, and Gold Lion Resources at the Robber Gulch project.

EMX's royalty and mineral asset portfolio in key mining districts of Ontario and Quebec, including the Red Lake camp, generated $392,000 in cash and fair value equity payments.

  In Fennoscandia, the Company acquired 37,500 hectares of mineral exploration permits in central Norway that cover the zinc-lead-copper-silver-gold occurrences and historical mines of the Mo-i-Rana district. The transaction with Gold Line Resources and Agnico Eagle closed during Q2, by which Gold Line can acquire a 100% interest in Agnico's Oijärvi gold project in Finland and the Solvik gold project in Sweden for staged cash payments as well as shares of Gold Line and shares of EMX. Agnico will retain a 2% NSR royalty on the projects, 1% (half) of which may be purchased by EMX for US$1,000,000. EMX will receive additional shares and cash payments from Gold Line as reimbursement for the EMX shares issued to Agnico. Subsequent to the end of Q2, EMX executed an agreement for the sale of its Svärdsjö polymetallic project in Sweden to District Metals Corp. (TSX-V: DMX) for share equity, AAR payments, and retained royalty interests to EMX's benefit. As new acquisitions and deals were completed, partner companies continued to advance EMX's royalty properties, which included encouraging results from District's drill program at the Tomtebo polymetallic project in Sweden's Bergslagen mining district.
  In Australia, the Company expanded the land positions at the Yarrol and Mt Steadman gold projects through the acquisition of additional permits which cover multiple historical drill defined zones of mineralization. Both projects are located in the goldfields of central-Queensland and are available for partnership.

  In Serbia, Timok operator Zijin Mining Group Co. Ltd. ("Zijin")  continued on an accelerated development pace of the Upper Zone copper-gold project which is covered by an EMX 0.5% NSR royalty. As a subsequent event, EMX filed an amended and restated Technical Report titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" on SEDAR authored by Mineral Resource Management LLC.

Corporate Update

EMX is diligently monitoring developments regarding the ongoing coronavirus pandemic ("COVID-19"), with a focus on the jurisdictions in which the Company operates. EMX has implemented COVID-19 prevention, monitoring and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates.

EMX's priority is to safeguard the health and safety of its personnel and host communities, support government actions to slow the spread of COVID-19 and assess and mitigate the risks to business continuity. Although various levels of restrictions remain in place for many jurisdictions where the Company operates (e.g., travel restrictions, etc.), EMX's field programs are up-and-running with in-country based staff.

OUTLOOK

EMX ended Q2-2021 with $42 million in cash, $16 million in tradable securities, $7.7 million in private company equity and warrants, and $4.7 million in strategic investments. The Company continued to complete deals while adding new properties to the royalty generation portfolio, as well as new partners. In addition to the Company's Q2 successes, as a subsequent event the announcement of the SSR agreement represents an important milestone for the Company, as it seeks to boost its royalty cash flow streams and secure additional long-term optionality in its royalty portfolio.

EMX has been diligently pursuing royalty acquisitions over the last few years in what has been a highly competitive market. EMX has evaluated a large number of royalty purchase opportunities, but has been very selective in its acquisitions, with the Timok, Kaukua, and Gold Bar South royalties being prime examples. EMX sees a similar value proposition with the SSR royalty portfolio acquisition in that it will deliver near-term benefits (i.e. cash flow) as well as long term value to EMX’s shareholders.

The SSR portfolio includes four advanced stage development projects namely Gediktepe oxide and sulfide (Turkey), Yenipazar (Turkey) and Diablillos (Argentina), which are complemented by 14 additional royalty interests covering both precious metal and base metal assets in South America, Mexico, the United States (Nevada) and Canada. The SSR royalty portfolio acquisition is well aligned with EMX's corporate growth strategy, whereby the Company leveraged its in-region expertise to identify opportunities in jurisdictions where EMX already has a strategic presence, and hence a competitive advantage. This approach leads to value creation for the Company as well as synergies with existing EMX initiatives around the world.

Meanwhile the Company's royalty generation initiatives continued moving forward. EMX's quick actions to seize an opportunity before the competition led to the acquisition of a 37,500 hectare position covering the historical mines, deposits, and prospects of the Mo-i-Rana polymetallic district in central Norway. This consolidated district-scale package presents enough opportunities to potentially support multiple royalty generation deals. In Australia, EMX expanded its property positions in the goldfields of Queensland at the Yarrol and Mt Steadman projects to cover historical mining operations and drill defined gold deposits which yield significantly enhanced property packages available for partnership. In the western U.S., new gold projects were staked in Idaho and Nevada. Fennoscandia, Australia, and the U.S. are stable exploration and mining jurisdictions, and EMX's royalty generation assets provide prime opportunities for potential partners.

EMX’s established partner companies continued to add value to the portfolio with encouraging drill results. In the western U.S. this included precious metals projects in Nevada (Ridgeline Minerals at Selena, Contact Gold at Cathedral Well, U.S. Gold at Maggie Greek) and in Idaho (Gold Lion at Robber Gulch). In Fennoscandia, most notable were District’s drill success at Tomtebo (Norway) and Norden’s at Gumsberg (Sweden). These drill programs were either conducted with EMX’s technical support, provided on a 100% reimbursed basis, or independently by the partner companies in other cases.

EMX's value-focused and long-term approach has allowed the Company to maintain its treasury while not overbidding for assets. This strategy allows the company to patiently wait for opportunities like the SSR royalty transaction (and similar future opportunities), which nicely complement its ongoing organic royalty generation. The Company's progress so far in 2021 signals a number of Company achievements and milestones, and we enter the second half of the year with well-founded optimism for even greater success.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and mineral property portfolio totals over 200 projects on five continents. The following discussions include overviews of the work conducted in Q2 of 2021 (as well as subsequent events) by the Company and its partners. For greater detail on EMX's royalty portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) and Asset Handbook.

EMX Capital

EMX Capital is the Company's investment arm that identifies growth oriented strategic investment and royalty acquisition opportunities that are at the core of EMX's business strategy. These initiatives have secured key assets and added substantial value to the Company over the years, such as the Timok royalty acquisition and the sale of the Malmyzh strategic investment. EMX Capital is constantly evaluating new opportunities to deploy the Company's capital and grow shareholder value.

As a subsequent event, EMX entered into an agreement dated July 29, 2021 with SSR Mining., and certain of its subsidiaries, to purchase a portfolio of royalty interests and deferred payments (the "Royalty Portfolio"). The Royalty Portfolio consists of 18 geographically diverse royalties, with four royalty assets at advanced stages of project development, and also includes US $18 million in future cash payments to the owner of the Royalty Portfolio. Upon closing of the transaction EMX will pay to SSR Mining US $33 million in cash and US $33 million in common shares of the Company. EMX will also make deferred and contingent payments to SSR Mining of up to US $34 million if certain project advancement milestones are achieved. Further details of the commercial terms are provided in the Company news release dated July 29, 2021. Completion of the transaction is subject to customary closing conditions, including acceptance by the TSX Venture Exchange.

The Royalty Portfolio is highlighted by the Gediktepe royalties, which cover assets currently being developed by Lidya Madencilik, a private Turkish company that expects initial production from Gediktepe in late 2021. These include a 10% NSR royalty on production from an oxide gold-silver deposit and a 2% NSR royalty on underlying polymetallic volcanic massive sulfide ("VMS") mineralization. Yenipazar (Turkey) and Diablillos (Argentina) are additional royalties on advanced stage projects and the other 14 royalty interests cover both precious metal and base metal assets in South America, Mexico, the United States (Nevada) and Canada.

The transaction with SSR Mining is expected to provide significant near-term cash flow to the Company, and establishes a pipeline of quality royalty assets in numerous well-recognized mineral belts around the world. The Royalty Portfolio acquisition is well aligned with EMX's corporate growth strategy, and represents a transformational step forward in the Company's evolution.

North America

United States

EMX's portfolio in the U.S. includes 77 royalty and royalty generation properties in Arizona, Nevada, Utah, Idaho, Wyoming, Oregon, and Alaska. There were 33 royalty properties and projects optioned for an EMX royalty interest, four early exploration stage projects (i.e., not including Designated Projects) being advanced under the South32 Regional Strategic Alliance ("RSA"), and 40 royalty generation properties available for partnership. One project was optioned to a new partner during the quarter. The Company's work in Q2 concentrated on a) advancing the South32 funded RSA and copper generative programs in the southwestern U.S., b) precious metals focused generative programs and the acquisition of new gold projects by staking open ground in Idaho and Nevada, c) forming new partnerships for available properties, and d) identifying royalty assets for purchase.

  The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Turf, Carlin East, Four Corners and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture (61.5% - 38.5%, respectively). Leeville provisional royalty payments to EMX totaled approximately US$199 thousand in Q2. Royalty production totaled 110 troy ounces of gold that were sourced from the West Leeville (48%), Carlin East (48%), and Four Corners operations (4%).

  EMX has a RSA agreement with South32 USA Exploration Inc. ("South32"), a wholly-owned subsidiary of South32 Limited (see EMX news release dated December 6, 2018). Under the terms of the agreement, in effect until November 2022, South32 is providing annual funding for generative and project work performed by EMX in Arizona, New Mexico, and Utah, but excluding South32's Hermosa project in southern Arizona.

South32 elected EMX's Copper Springs, Jasper Canyon, and Malone projects as Designated Projects in Q1 with the execution of three separate option agreements (see EMX news release dated May 3, 2021). The Copper Springs and Jasper Canyon projects occur in the Globe-Miami mining district of east-central Arizona, and the Malone project is in southwestern New Mexico. Under the terms of the agreements, South32 can earn 100% interest in a given project by making yearly option payments and completing work commitments over a five year period. After South32's exercise of an option, EMX will retain a 2% NSR royalty interest, and receive AAR and milestone payments (see EMX news release dated December 6, 2018 for further discussion of the commercial terms for Designated Projects). By the end of Q2, a reconnaissance drill program had been completed at Jasper Canyon, with three core holes drilled, and South32 agreeing to fund a fourth hole to be drilled later in 2021.

In addition to the Designated Projects, four porphyry-copper early stage exploration projects in Arizona and Utah were advanced and generative reconnaissance work conducted under the terms of the RSA.

South32 returned the Midnight Juniper Designated Project to 100% EMX control in Q2. A South32 funded, three-hole, 2,048 meter drill program was completed in 2020 that targeted a porphyry copper system under post-mineral volcanic cover rocks (see EMX news release dated May 3, 2021). Flanking the covered area on three sides are multiple outcrops of distal styles of porphyry-related alteration consisting of Mn-oxide-Pb-Zn-Cu-Ag mineralization as veins, breccias, and metasomatic replacements. In the Company's view, the target area remains open and the source of the distal, porphyry-related styles of alteration remains unexplained. The Company believes Midnight Juniper still has exploration potential, and the project is now available for partnership.

  EMX optioned the Copper Warrior project in Utah to Warrior Metals Inc. ("Warrior Metals"), a Utah corporation and wholly-owned subsidiary of American West Metals Limited, a privately held Australian corporation (see EMX news release dated April 15, 2021). The agreement provides EMX with cash and share payments, as well as work commitments during Warrior Metals' earn-in period. Upon earn-in, EMX will retain a 2% NSR royalty and receive increasing AAR payments.

The Copper Warrior project contains disseminated sandstone-hosted copper mineralization in receptive stratigraphic units which are the same host rocks being mined at the nearby Lisbon Valley operation. Copper Warrior was acquired by EMX in 2015 through the staking of open ground.

  EMX has 3.25% NSR royalty interests covering Ridgeline Minerals Corp's (TSX-V: RDG) ("Ridgeline") Swift and Selena projects in north-central Nevada. EMX also is a shareholder in Ridgeline as a result of working with Ridgeline during its period as a private company to secure its initial portfolio of projects and funding (see EMX news release dated May 30, 2019). Ridgeline closed a non-brokered private placement in Q2 that raised gross proceeds of $3,750,000 which will be used for exploration and general corporate purposes (see Ridgeline news release dated May 3, 2021).

The Selena royalty property is a sediment-hosted silver-gold project located along the southern extent of Nevada's Carlin Trend. Ridgeline commenced a 3,500 meter drill program in Q2 (see Ridgeline news release dated May 3, 2021). The first four holes focused on infilling within the 2020 mineralized footprint with intercepts in structurally controlled feeder zones that included hole SE21-024 with 10.7 meters averaging 194.0 g/t silver, 0.3 g/t gold, 2.0% lead and 1.7% zinc starting at 191 meters and hole SE21-025 with 44.2 meters averaging 123.2 g/t silver, 0.1 g/t gold, 1.5% lead and 0.6% zinc starting at 232 meters (true widths estimated at 80-90% of intercept length) (see Ridgeline news release dated June 15, 2021). Ridgeline also initiated a bottle-roll metallurgical test program to assess the potential viability of a heap-leach processing scenario. The Selena land package was expanded to cover extension of mineralized trends identified from its recent drilling (see Ridgeline news release dated June 28, 2021).

  EMX has three Idaho gold projects optioned under separate agreements to Gold Lion Resources (NV) Inc., a subsidiary of Gold Lion Resources Inc. (CSE: GL; FWB: 2BC) ("Gold Lion") (see EMX news release dated April 7, 2020). The agreements provide for share and cash payments to EMX, as well as work commitments during Gold Lion's earn-in period, and upon earn-in, a 3.5% NSR royalty, AAR payments, and milestone payments. Two of the projects, Erickson Ridge and South Orogrande, are located in the greater Elk City mining district of north-central Idaho. The third project, Robber Gulch, is in south-eastern Idaho.

During Q2, Gold Lion conducted exploration work including:

- At Robber Gulch, Gold Lion targeted Carlin-style gold mineralization exposed in "windows" through post-mineral volcanic cover rocks. Gold Lion reported results from the second and third hole at of its reverse circulation drill program that included RG-RC-21-02 which intersected 30.5 meters of stratabound oxide gold mineralization averaging 0.30 g/t Au from surface, and RG-RC-21-03 which intersected 12.2 meters of 0.65 g/t Au beginning at surface within the project's Raider Zone (true widths unknown) (see Gold Lion news release dated April 28, 2021).

- At Erickson Ridge, Gold Lion's 2021 exploration plans include reverse circulation drilling totaling 12 holes for 2,000 meters and a project wide soil sampling program (See Gold Lion news release dated May 4, 2021). The goal of the drilling is to test 1) a zone of shear-hosted (mesothermal) gold mineralization reported by historical operators, and 2) multiple targets identified by the IP survey completed by Gold Lion in 2020. The soil survey will be focused over the northeast-southwest trending Top Ten Fault, a splay of the regional Orogrande Shear Zone which hosts numerous lode gold deposits throughout the district.

- At South Orogrande the planned summer work program includes soil sampling and additional rock sampling at 1) the CP Vein which returned earlier values including 11.8g/t Au and 44.8g/t Ag, 2) over the historical Goldmaster mine, gold-in-soil anomaly extending southeast of the historic Penman and Homestake mine showing (see Gold Lion news release dated June 8, 2021).

  EMX optioned the Red Top, Ripsey West, and Miller Mountain projects to Zaya Resources, Ltd., a wholly-owned subsidiary of Zacapa Resources Ltd. ("Zacapa"), a privately held British Columbia corporation in Q1 (see EMX news release dated March 24, 2021). The Red Top and Ripsey West projects occur in central Arizona's Laramide copper belt, and the Miller Mountain gold project is in the Trans-Challis fault zone of west-central Idaho. The agreement provides EMX with an initial 9.9% equity interest in Zacapa, a 2.5% production royalty for Red Top and Ripsey West, a 3.5% production royalty for Miller Mountain, and for each project advance royalty and milestone payments.

During Q2, EMX completed two core holes totaling 649.1 meters at Ripsey West that was 100% funded by Zacapa. Although distal porphyry style alteration and Laramide porphyries were intersected, the lack of significant mineralization led Zacapa to give notice that the project will be returned to EMX.

The Red Top drill program planned for Q2 was delayed due to wildfire related shutdowns.

  EMX's Cathedral Well royalty property is located at the southern end of Nevada's Carlin Trend, and surrounds the historical Greensprings open pit mines. Cathedral Well was sold to Ely Gold Royalties (TSX-V: ELY) ("Ely") in 2014 for cash, a retained 2.5% NSR royalty interest, and AAR payments (see EMX news release dated July 17, 2014). Ely subsequently optioned the project to Contact Gold Corp. (TSX-V: C) ("Contact").

Contact has outlined several exploration targets for drilling, with two of these targets 100% within the EMX royalty position (i.e., Foxtrot and Whiskey), and a third partially within EMX's royalty ground (i.e., Tango). Contact drill tested the Tango zone in Q2 with 15 drill holes intercepting intervals of near surface, oxidized gold mineralization over an area of 250 x 500 meters, including 0.55 g/t Au over 54.86 meters in GS21-31 from a depth of 19.81 meters, 1.01 g/t Au over 13.72 meters in GS21-32 from a depth of 24.38 meters, and 0.87 g/t Au over 13.72 m in GS21-27 from a depth of 15.24 meters (true widths unknown) (see Contact news release dated June 15, 2021).

  EMX's Maggie Creek royalty property is located approximately two kilometers north-northeast of the NGM's Gold Quarry operations on the Carlin Trend. EMX has a 2% NSR royalty on precious metals and a 1% NSR royalty on all other minerals. The Maggie Creek royalty property covers approximately 7.2 square kilometers, and is controlled by Renaissance Gold Inc. U.S. Gold Corp. has an option to earn-in up to a 70% interest in the Maggie Creek project.

In Q2 U.S. Gold announced results from a two hole, 4,440 foot diamond drill program that intersected targeted structure, host stratigraphy and Carlin-style alteration and anomalous geochemistry at depths similar to current Carlin Trend mining operations (see U.S. Gold news release dated June 30, 2021). U.S. Gold is considering plans for follow-up exploration.

  EMX's Hardshell lead-zinc-silver royalty property is located approximately 75 kilometers southeast of Tucson, Arizona. Hardshell consists of 16 unpatented federal lode mining claims that are included as part of South32's Hermosa property. EMX retains a 2% NSR royalty that is not capped, nor subject to buy down, on the Hardshell property.

South32 disclosed an updated resource for the Taylor lead-zinc-silver CRD development project in support of ongoing PFS work. The updated resource confirmed higher zinc, lead and silver grades, with the deposit remaining open at depth and laterally (see South32 June 2021 Quarterly Report for details). Completion of the Taylor PFS has been delayed due to COVID-19. South32 has US$16 million allocated for exploration at Hermosa for Fiscal Year 2021.

EMX emphasizes that the Taylor resources are adjacent to, but to the Company's knowledge, do not include mineralization hosted within the Hardshell claim block. However, previous South32 drilling, totaling ~8,500 meters of angled core, has intersected lead-zinc-silver mineralization, as well as copper mineralization, within the Hardshell royalty claim block.

  EMX continued evaluating royalty generation and acquisition opportunities in the western U.S. The generative work focused on gold opportunities in Nevada and Idaho, and porphyry copper targets in Arizona, New Mexico, and Utah.

Canada

EMX has established a significant royalty and property portfolio in Ontario and Quebec totaling over 180,000 hectares, which is in addition to the Pyramid royalty property in British Columbia. These properties provide the Company with upside optionality in premier Canadian mining districts that are undergoing increased levels of exploration and development activity.

The majority of EMX's portfolio in Ontario and Quebec is under option or royalty agreements, providing the Company with a steady source of pre-production cash flow. For the six months ended June 30, 2021, the portfolio generated $392,000 in payments including the fair value of equity payments received. The Perry English Portfolio (see EMX news release dated July 7, 2020) covers prospective exploration ground in Canada's Superior Province, which hosts several highly productive mining camps, including the Red Lake district. The Frontline Portfolio (see EMX news release dated December 8, 2020) covers four properties in the heart of the Red Lake mining district, all of which are currently optioned to, or operated by, Pacton Gold Inc. (TSX-V: PAC). EMX's focus on the Red Lake district highlights an investment strategy aimed at one of Canada's most active mining camps, which is undergoing exploration activity on, and around, many of EMX's royalty properties.

EMX's royalty generation initiatives during Q2 resulted in the acquisition of new properties, and expanded positions at existing properties.

South America

EMX holds NSR royalty interests covering 18 properties located in key metallogenic belts of northern Chile. The portfolio consists of porphyry copper, IOCG (iron-oxide-copper-gold), manto, and epithermal gold-silver projects. Eight copper projects are held by Pampa Metals Corporation (CSE: PM) ("Pampa") and are covered by EMX 1% NSR royalty interests (i.e., Arrieros, Block 2, Block 3, Block 4, Redondo-Veronica, Cerro Blanco, Cerro Buenos Aires and Morros Blancos). Five of EMX's royalty properties, with NSR royalties of 0.5% to 1%, are controlled by Austral Gold Limited (ASX: AGD; TSX-V: AGLD) ("Austral") (i.e., San Guillermo, Reprado, Limbo, Magallanes, and Redondo-Veronica). The remaining five properties in EMX's portfolio, with NSR royalties of 1% to 2%, are controlled by other companies (i.e., Victoria Norte - Hochschild, Kolla Kananchiari - Masglas America and San Valentino, T4 and Las Animas - Atacama Copper).

  Pampa's work during Q2 included a) commencement of a 4,000 meter reverse circulation program to include drill testing at the Redondo-Veronica and Cerro Buenos Aires projects following completion of geologic mapping and induced polarization ("IP") geophysical surveys (see Pampa news releases dated June 2, May 12, and April 28, 2021), b) conducting aeromagnetic surveys at Block 3 (see Pampa news release dated June 9, 2021), and c) execution of a Letter of Intent ('LOI") with Austral Gold covering Cerro Blanco and Morros Blancos that gives Austral the option to earn 80% project equity by making investments and cash payments, as well as completing exploration work commitments (see Pampa news release dated April 14, 2021).

Europe

Serbia

The Company has royalties on three properties in eastern Serbia's Timok Magmatic Belt. These royalty interests include an uncapped 0.5% NSR royalty on the Timok Project's Brestovac license covering the Cukaru Peki Upper Zone copper-gold development project and the Lower Zone porphyry copper-gold resource project. Zijin controls 100% of the Timok Project.

As a subsequent event, EMX filed on SEDAR an amended and restated Technical Report titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" dated July 21, 2021 and with an effective date of December 31, 2020 prepared by Mineral Resource Management LLC (see EMX news release dated August 3, 2021). The amended and restated Timok Technical Report: a) restates the Timok Project resources and reserves for the Upper Zone and the resources for the Lower Zone as adopted from public disclosures by Zijin, which is the current owner and operator of the Timok Project. Zijin's Timok Project resources and reserves, disclosed in its 2020 Annual Report, have been conformed to the requirements of NI 43-101 and are materially identical to those of the previous operator Nevsun, which were referenced in the original Report; and b) removes the discussion of EMX's Brestovać West and Durlan Potok royalty properties from the section of the original Report entitled "Adjacent Properties" to comply with the requirements of NI 43-101. The discussion of these two royalty properties has been moved to the "Property Description and Location" section of the amended and restated Technical Report to accompany the discussion of the Brestovać royalty property.

Zijin recently stated in a news release dated June 16, 2021, that it "recently obtained the trial production permit for the processing facilities issued by the Serbian Ministry of Mining and Energy, and have entered the trial production stage. At present, the construction of the processing facilities of the project has been completed, and trial production and operation, construction conclusion and greening, etc. are being conducted at full speed. It is planned that all work of the trial production stage shall be completed for submission to the Ministry of Mining for acceptance check before September of this year. This will achieve a smooth transition from mine infrastructure construction to production and operation". In addition to the Upper Zone, Čukaru Peki also hosts the underlying Lower Zone porphyry copper-gold resource project, which provides substantial exploration upside to EMX's Brestovać royalty asset.

EMX has requested, but has not been provided, the supporting data and information used for Zijin's Timok Project disclosures, nor does EMX have access to the properties. As a result, EMX has not been able to independently verify the technical information regarding Zijin's disclosures on the Timok Project, but EMX does consider that such information to be reliable and relevant in all material respects.

Fennoscandia

The Company's portfolio in Fennoscandia totals 65 royalty and royalty generation projects, the majority of which are being advanced by partner companies. For many partnered projects, EMX has been providing technical and field support on a 100% reimbursed basis. EMX's royalty generation initiatives continued to add new projects to the portfolio during Q2 that are available for partnership.

  EMX acquired 37,500 hectares of mineral exploration permits in central Norway that cover the zinc-lead-copper-silver-gold occurrences and historical mines of the Mo-i-Rana district (see EMX news release dated April 6, 2021). Over 200 mines and prospects with VMS styles of mineralization are located within the Mo-i-Rana project area, including ten former producing mines. The acquisition of the Mo-i-Rana belt is part of a broad initiative that EMX is executing in Norway, where it has been steadily acquiring and forming partnerships to advance a variety of projects, including polymetallic base metal deposits, orogenic style gold systems and "battery metal" (nickel-copper-cobalt-PGE) type deposits. EMX is planning to commence field work on the project this spring and summer.
  In 2019, EMX sold five gold projects in the "Gold Line" metallogenic belt in Sweden (4 projects) and the Skellefteå Belt (1 project) of north-central Sweden to Gold Line Resources Ltd. (TSX-V: GLDL) ("Gold Line") (see EMX news release dated April 4, 2019). The agreement provided EMX with an initial 9.9% interest in Gold Line, advance royalty payments, and 3% NSR royalty interests in the projects.

EMX executed an agreement in Q2 to transfer the Company's recently acquired exploration reservation in Finland's Oijärvi greenstone belt (the "Oijärvi Extension") to Gold Line (see EMX news release dated May 10, 2021). EMX retained a 3% NSR royalty on the property (1% of which can be repurchased) and will be reimbursed its acquisition expenses in addition to other consideration. The Oijärvi Extension will be added as an additional property under the terms of the 2019 agreement with Gold Line (see above). The property extends along strike of the greenstone belt to the southwest and northeast of the Oijärvi gold project.

Also in Q2, pursuant to an agreement dated March 19, 2021, an asset purchase transaction was completed between EMX, Gold Line, Agnico Eagle Mines Limited ("Agnico") (NYSE and TSX: AEM), Agnico Eagle Finland Oy, and Agnico Eagle Sweden AB (see EMX news releases dated June 25, 2021) whereby Gold Line acquired Agnico's Oijärvi gold project in central Finland and the Solvik gold project in southern Sweden.  Consideration for the transaction is staged payments totaling US$10 million, comprised of US$7 million in cash, US$1.5 million in common shares of EMX, and US$1.5 million in common shares of Gold Line. As a result, Agnico has become a shareholder of EMX and Gold Line, and EMX increased its equity holdings in Gold Line and will receive staged cash payments from Gold Line. Both projects acquired from Agnico contain drill defined gold mineralization, and a historical resource was reported by Agnico for the Kylmäkangas prospect at the Oijärvi property.

  As a subsequent event, EMX executed an agreement for the sale of its Svärdsjö polymetallic project in Sweden to District Metals Corp. (TSX-V: DMX) ("District") (see EMX news release dated July 22, 2021). The agreement provides the Company with additional share equity in District (bringing EMX's ownership of District back up to 9.9%), AAR payments, a 2.5% NSR royalty interest in the project, and other consideration.

The Svärdsjö project is located in the Bergslagen mining region of southern Sweden, nearby District's Tomtebo and Trollberget polymetallic VMS projects, which are also EMX royalty properties (see below). The project hosts multiple zones of polymetallic (copper-zinc-lead-silver-gold) VMS and carbonate replacement style mineralization. Svärdsjö has been the site of historical mining activity for over 500 years, with production continuing through to 1989.

  In 2020, EMX sold the Tomtebo and Trollberget polymetallic projects in the Bergslagen mining region of Sweden to District for an initial 9.9% equity interest in District, AAR payments, 2.5% NSR royalty interests in the projects, and other consideration to EMX's benefit (see EMX new release dated February 28, 2020 and District news release dated June 30, 2020).

In Q2, District reported on its 5,000 meter diamond drill program at the historical Tomtebo mine area.  The results included a) semi-massive to massive intercepts from the Oscarsgruvan zone such as hole TOM21-002 with 12.55 meters at 148.6 g/t Ag, 2.1% Zn, 2.2% Pb, 0.2 g/t Au, and 0.04% Cu (90.8 to 103.35 m) (see District news release dated May 25, 2021) and b) intercepts of copper-rich sulphide vein networks beneath historical open pits at the Gårdsgruvans zone such as hole TOM21-013 with 8.65 meters at 2.92% Cu and 0.43 g/t Au (76.65 to 85.30 m) (see District news release dated June 28, 2021). True widths are unknown.

  EMX acquired a 2% NSR royalty in 2020 on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland (the "Kaukua Royalty") from Akkerman Exploration B.V. ("Akkerman"), a private Netherlands company (see EMX news release dated February 25, 2020). The Kaukua deposit is being advanced by Palladium One Mining Inc. (TSX-V: PDM) ("Palladium One"), as part of its Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of EMX's NSR royalty is uncapped and cannot be purchased.

A mineral resource estimate for the Kaukua deposit was announced in September 2019 by Palladium One (see Palladium One news release dated September 19, 2019). In Q2, Palladium One continued with successful drilling and geophysical programs at the LK project and Kaukua South, extending the mineralized zones and identifying new targets for follow-up.

  EMX optioned the Løkken and Kjøli polymetallic projects in Norway and a group of eight exploration licenses located in the southern extension of the "Gold Line" metallogenic belt in Sweden to Capella Minerals Limited (TSX-V: CMIL) ("Capella") for cash payments, an equity interest in Capella and work commitments (see EMX news release dated August 11, 2020). Upon Capella's earn-in for 100% control of the projects, the Company will receive 2.5% NSR royalty interests in the projects, AAR and milestone payments, additional shares of Capella, and other consideration to EMX's benefit.

In Q2, Capella filed a technical report on SEDAR for the Løkken project and issued EMX 13,614,785 shares of Capella as part of EMX's non-dilution rights under the option agreement with Capella (see Capella news release dated April 7, 2021). The technical report provides a review of the known high-grade copper targets that surround the historical Løkken copper mining operations that will be the focus of Capella's 2021 exploration activities.

At the Kjøli project, Capella expanded the land position by acquiring additional exploration concessions. Capella also designed geochemical and geophysical survey summer field programs to identify drill targets for follow-up.

  Playfair Mining Ltd. (TSX.V: PLY) ("Playfair") optioned the Røstvangen and Vakkerlien copper-nickel-cobalt properties in Norway from EMX in 2019 (see EMX News release dated March 4, 2019), and in 2020 exercised the option to acquire 100% interest in both projects (see Playfair news release dated July 13, 2020) by issuing an additional 3 million Playfair shares to EMX, with the Company retaining 3% NSR royalty interests in the properties. Playfair has the option to buy back up to 1% of the royalties for $3 million within five years. The Røstvangen and Vakkerlien properties are included as part of Playfair's RKV project.

In Q2, Playfair closed a private placement totaling $1,636,000 to generate proceeds to be used for exploration on the RKV project (see Playfair news release dated May 17, 2021), which includes multiple targets identified for follow-up drilling near the Røstvangen and Rødalen historical mines.

  EMX has a 3% NSR on the Gumsberg VMS project in Sweden's Bergslagen mining district operated by Norden Crown Metals Corp. ("Norden") (TSX-V: NOCR). During Q2, Norden closed a $2.59 million private placement with the net proceeds to be used to carry out an airborne magnetic survey, geological mapping, geochemical sampling and a phase 2 step out drilling program at the Fredriksson Gruva propsect as well as for general corporate purposes (see Norden news release dated June 24, 2021).

EMX also has a 3% NSR royalty interest covering Norden's Burfjord copper-gold project in Norway. Norden commenced a 3,500 meter diamond drill program in Q1 to test copper-gold targets at historical mines and prospects identified in 2020 (see Norden news release dated February 8, 2021).

  EMX has an amended option agreement with Sienna Resources Inc. (TSX-V: SIE) ("Sienna") that covers the Bleka and Vekselmyr gold projects in southern Norway, whereby Sienna entered a two year option period to acquire 100% interest in the projects by satisfying work commitments and making cash and equity payments to EMX, with EMX retaining 3% NSR royalty interests in the projects upon Sienna's earn-in (see EMX news release dated August 27, 2020). Bleka is the site of historical mining and gold production from high-grade gold veins, and at Vekselmyr outcropping orogenic-style gold veins have been documented.

In Q2, Sienna commenced a 1,500 meter drill program at Bleka gold project to test a series of underexplored vein swarms (see Sienna news release dated May 28, 2021).

  EMX continued to pursue new acquisition opportunities in Fennoscandia, with an emphasis on orogenic lode/intrusion-related gold and battery metal/PGE assets. The Company is seeking partners for its available royalty generation properties.

Turkey

EMX holds interests in six properties in Turkey's Western Anatolia and Eastern Pontides mineral belts, all of which have been advanced by Turkish companies. The Company continues to work closely with its Turkish partners and retains Dama Engineering Inc. ("Dama"), a Turkish mining engineering company based in Ankara, to assist with the management of EMX's interests in Turkey.

  The Balya royalty property is located in the historic Balya lead-zinc-silver mining district of northwestern Turkey. EMX holds an uncapped 4% NSR royalty on Balya, which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company (see EMX news release dated January 7, 2020). Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya royalty property. The Company's royalty agreement with Esan provides for the blending and processing of mineralized materials mined from EMX's royalty property with those mined from the Esan property.

During Q2, Esan continued development of a 4,900 meter decline at Balya North (previously known as Hastanetepe). Esan's drill program to in-fill and extend zones of mineralization at the Balya North deposit is ongoing.

Australia

The Company's portfolio in Australia consists of the Koonenberry royalty property, the Queensland Gold project, which was partnered in 2020, and the Yarrol and Mt Steadman intrusion-related gold system ("IRGS") projects which are available for partnership. During the quarter, EMX expanded the land positions at Yarrol and Mt Steadman through the acquisition of additional permits from a third party which cover multiple historical drill defined zones of mineralization (see Company News Release dated April 26, 2021). The Company also continued to evaluate royalty generation opportunities during Q2.

  EMX has a 3% royalty covering the Koonenberry gold project in New South Wales, where alluvial, elluvial, and "reef" (bedrock) gold occurrences have been recognized along the Koonenberry fault zone (see EMX news release dated September 19, 2017).

The operator of the Koonenberry project, Koonenberry Gold Pty Ltd ("KNB"), a private Australian company, continued with surface sampling, reef mapping, and bulk sampling work programs in Q2, while also focusing on obtaining a public listing.

  The Company optioned the Queensland Gold project in east-Central Queensland to Many Peaks Gold Pty Ltd. ("MPL"), a private Australian company in 2020 (see EMX news release dated September 8, 2020). The agreement provides for cash payments to EMX and work commitments during a one-year option period, and upon MPL's earn-in for 100% project interest, additional cash and/or share payments, pre-production payments, a retained 2.5% NSR royalty interest and other consideration to EMX's benefit.

The Queensland Gold property represents one of EMX's largest royalty properties by area, covering multiple exploration targets with styles of mineralization that include IRGS, skarn, reef-type veins, and sediment hosted copper-silver mineralization. The project has been the site of historical mining and exploration activities for over a century. MPL conducted geochemical sampling and trenching during Q2, which continued to return gold, silver, and copper mineralized grab samples. Reconnaissance drilling was conducted at the Mount Hutton, Rawlins Shaft, and Eastern Star prospects, with no anomalous results reported from six scout holes.

  The Company's initial exploration permit at the Yarrol project in central-Queensland was issued in mid-2020, and the initial exploration permit at the Mt Steadman project was issued in early 2021. Additional permits at Yarrol and Mt Steadman were acquired from a third party in Q2.

Yarrol is an IRGS project ~30 kilometers south of EMX's Queensland Gold property. Historical exploration at Yarrol yielded gold mineralized drill intercepts, multiple surface geochemical anomalies, and a series of untested magnetic features that are postulated to represent concealed diorite-hosted gold targets at depth. The Mt Steadman project is also an IRGS-type system located along the Perry Fault regional-scale structure. Mt Steadman's historical gold production dates from the 1880's onward from the Chowey Goldfields, and along the trend of the Perry Fault at the Venus, London and Steadman mines. During Q2, EMX initiated historical data compilations and reviews, as well as reconnaissance surface sampling. Yarrol and Mt Steadman both contain historical gold resources, and both projects are available for partnership.

Strategic Investments

The Company has strategic investments in companies with under-valued mineral assets that have upside exploration or development potential. Strategic investments serve as a complement to EMX's royalty and royalty generation business initiatives.

  The Company is a strategic investor in Ensero Holdings, Inc., a privately-held Delaware corporation (see EMX news release dated February 18, 2020). Ensero is an environmental consulting practice focused on mine reclamation in the United States and Canada. EMX's investment in Ensero provides for near-term quarterly cash flow to the Company from dividend and other payments, as well as a 7.5% equity position. The investment also establishes the basis for a strategic alliance that leverages a combination of EMX's knowledge of historical mining districts with Ensero's mine reclamation expertise. This synergy has the potential to unlock the value of legacy mining properties through remediation and reclamation in advance of eventual sale as an asset for exploration or development.

During Q2, EMX received $68,000 (US$54,000) in quarterly dividend payments from Ensero. EMX and Ensero continued to evaluate opportunities in North America under the EMX-Ensero strategic alliance.

  The Company increased its equity interest in Rawhide Acquisition Holding LLC ("RAH"), a privately-held Delaware company that owns the Rawhide gold-silver mining operation in Nevada's Walker Lane Belt (see EMX news release dated December 19, 2019) from 24.97% to 39.08% for an additional US$2 million. The Rawhide mine is an open pit heap leaching operation that produces and sells gold and silver doré.

Production in Q2 was sourced from the Regent open pit. RAH advised EMX that 4,619 ounces of gold and 34,322 ounces of silver were sold at average prices of US$1,810.42/oz gold and US$26.39/oz silver. This yielded US$9.2 million in total revenue, which after costs and deductions, resulted in a net loss before tax to RAH. Consequently, EMX and the other RAH members did not receive Q2 ordinary dividend or other payments.

During Q2 RAH conducted: a) infill and step-out reverse circulation drilling to delineate additional gold-silver mineralization at Regent and the historical Rawhide deposits and adjacent satellite prospects; final assay results are pending, b) geological mapping and geochemical sampling to prioritize district scale exploration opportunities, with an emphasis on the High Peaks target zones, and c) drilling, sampling, and metallurgical test programs to characterize historical open pit back fill material as potential sources of mineralized material for near term processing. RAH is currently preparing for a core drilling program beneath the historical Rawhide open pit to obtain gold-silver mineralized sulfide material for metallurgical testwork. Sulfide mineralization, which occurs just beneath the oxide gold-silver mineralization exploited by the historical open pit operations, is recognized as a significant upside opportunity to add value to the operation.

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America, South America, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on EMX Capital (SSR transaction), Serbia, Fennoscandia, Turkey, and Australia.

RESULTS OF OPERATIONS

Three Months Ended June 30, 2021

The net loss for the three months ended June 30, 2021 (“Q2-2021”) was $3,578,000 compared to a net loss of $3,281,000 for the comparative period (“Q2-2020”).  The net loss for Q2-2021 was made up of revenues of $4,255,000 (Q2-2020 - $2,350,000), costs and expenses, including royalty generation cost totaling $3,689,000 (Q2-2020 - $3,044,000), and loss from other items totaling $1,639,000 (Q2-2020 – income of $651,000).  Significant components of other income and losses include a loss in fair value changes of certain financial instruments of $425,000 (Q2-2020 – gain of $2,775,000), equity income from the Company’s investment in Rawhide of $158,000 (Q2–2020 - $Nil) and a foreign exchange adjustment of $1,240,000 (Q2-2020 – $2,124,000). As a significant component of the Company’s assets and liabilities are held in $US, foreign exchange adjustments can be significant from one period to the next. The value of the US dollar against the Canadian dollar has declined since January 1, 2021.

Revenues and other income

The Company earns various sources of revenue including royalty revenue, option revenue earned from mineral property agreements including operator fees on managed projects, gains related to the sale of mineral properties, sale of marketable securities, interest, and dividend income.

During the three months ended June 30, 2021 and 2020, the Company had the following sources of revenues:

In Thousands of Dollars
Revenue and other income	Three months ended
	June 30, 2021	June 30, 2020
Royalty revenue	$284	$296
Interest income	170	54
Option and other property income	3,801	1,938
Dividend Income	-	62
	$4,255	$2,350

In Q2-2021, the Company earned $284,000 (Q2-2020 - $296,000) of royalty income. This included royalty income earned for approximately 110 (Q2-2020 - 127) ounces of gold from the Leeville royalty interest and other pre-production amounts received including AMRs on various properties in Sweden and the United States.  Production royalty revenues were consistent with the Comparative period and the decrease in total royalty revenues was the result of timing of certain AMR's received which can fluctuate from period to period. In Q2-2021, the average realized gold price for the Leeville royalty was US$ 1,818 (Q2-2020 - US$ 1,720) per ounce. Gold tax and depletion of $503,000 (Q2-2020 - $725,000) is applied against royalty income from the Leeville complex and included in costs and expenses.

Net royalty income from the Leeville royalty will fluctuate as result of a combination of ounces received, average price per ounce, and foreign exchange as a result of the Leeville royalty being paid in United States dollars ("USD") . Timing of additional AMR's related to other projects and included in royalty income can also fluctuate.

Interest income was earned on the cash balances the Company holds, a note receivable, and interest accretion on the Ensero investment.

The increase in option and other property income is the result of an increase in operators and management fees earned from partners in Europe and the US, as well as execution payments and proceeds on the sale and formation of additional royalty generation agreements. Execution payments can include the fair value of equity interests obtained in the respective partner and cash proceeds which increased in Q2-2021 compared to Q2-2020. Further, anti-dilution provisions in property agreements provide for additional equity received and were included in option and other property income. For the three month period ended June 30, 2021, included in option and other property income was $3,441,000 related to the fair value of shares received from option agreements. As with AMR's, other income from property agreements including staged option payments, operator and management fees, and execution payments can fluctuate from period to period depending on the structure of the agreement.

Cost and Expenses

Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations and the advancement of projects, as well as marketing and communications.  Included in these costs is general and administrative costs for the three months ended June 30, 2021 and 2020 comprised of the following:

In Thousands of Dollars
General and administrative expenses	Three months ended
	June 30, 2021	June 30, 2020
Salaries, consultants, and benefits	$177	$783
Professional fees	298	263
Investor relations and shareholder information	137	124
Transfer agent and filing fees	71	31
Administrative and office	250	215
Travel	46	38
	$979	$1,454

General and administrative expenses ("G&A") of $979,000 were incurred compared to $1,454,000 in Q2-2020. Many general and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in Q2-2021 compared to Q2-2020 are related to:

  Salaries and consultants decreased in Q2-2021 by $606,000 compared to Q2-2020 primarily resulting from timing and approval and payment of short-term incentive bonuses which were accrued in the previous quarter compared to Q2 of the previous year.
  Global travel restrictions as a result of COVID-19  has kept travel costs comparatively low.
  Transfer agent and filings fees increased as a result of increased additional announcements and updates during the current period.
  All other costs remained comparable to Q2 of the previous year.

It should be noted that many of our personnel and professional expenditures companywide are denominated in USD and an increase or decrease in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase or decrease expenditures.

Project and Royalty Generation Costs, Net of Recoveries

Net Royalty generation costs increased from $3,044,000 in Q2-2020 to $3,689,000 in Q2-2021 on a net basis. This is a result of an increase in expenditures of 613,000 from $4,765,000 (Q2-2020) to $5,378,000 in Q2-2021 offset with a minor decrease in recoveries from partners of $32,000 from $1,721,000 (Q2-2020) to $1,689,000 in Q2-2021.  Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. Royalty generation costs are expected to be higher for the current year as COVID-19 restrictions are lifted as compared to fiscal 2020. See the highlights, royalty and project review sections for current activities.

Share-based Payments

In Q2-2021 the Company recorded a total of $2,845,000 in share-based payments compared to $2,544,000 in Q2-2020.  The aggregate share-based payments relate to the fair value of stock options and RSU's vested during the period and the fair value of incentive stock grants. Of the total share-based compensation, $1,479,000 (Q2-2020 - $1,096,000) was included in royalty generation costs. Timing of share-based payments can fluctuate. The increase in Q2-2021 compared to Q2-2020 was the result of an increase in fair value of stock options granted in the period compared to Q2-2020 and the fair value increases on settlements of RSU's.

Other

  During the three months ended June 30, 2021, the Company had an unrealized loss of $425,000 (Q2-2020 - gain of $2,775,000) related to the fair value adjustments of certain financial instruments. The unrealized loss in the current period can be primarily attributed to an overall weaker market performance of investments relative to the sustained strength which was realized in 2020.
  In Q2-2021, the Company incurred a foreign exchange loss of $1,240,000 compared to $2,124,000 in Q2-2020. This was directly related to the Company holding significant USD cash balances and net assets as the USD was lower at June 30, 2021 than at June 30, 2020.
  For the three months ended June 30, 2021, the Company recorded $158,000 in income related to its equity investment in Rawhide, an associated entity.

Six months ended June 31, 2021

The net loss for the six months ended June 30, 2021 (“current period”) was $8,002,000 compared to $1,161,000 for the prior year’s comparative period (“prior period”).  The loss for the current period was made up of revenues of $5,553,000 (2020 - $3,101,000), costs and expenses totaling $10,240,000 (2020 - $9,561,000), and losses from other items of $3,415,000 (2020 – income $5,299,000).

The significant items to note for the current period compared to the prior period are consistent with the significant items for the Q2-2021 and Q2-2020 three-month discussion.  In addition, some items to note are:

  In the current period, royalty income was earned for 229 (2020 – 248) ounces of gold totaling $676,000 (2020 - $639,000) offset by gold tax and depletion of $503,000 thousand (2020 - $725,000).  The increase in royalty income was mainly due to an increase in the average realized gold price was US$1,807 per ounce compared to US$1,654 for 2020.

  In the current period, the Company granted 1,291,500 stock options and 470,000 restricted shares units(“RSU”), as well as settled 312,500 RSU’s from the 2018 RSU grant for aggregate share-based payments of $3,400,000 (2020 - $2,622,000) as they relate to the fair value of stock options and RSU’s vested during the period, the fair value of incentive stock grants, and the fair value of share based compensation settled in cash.
  For 2021, the Company incurred a foreign exchange loss of $2,356,000 compared to a foreign exchange gain of $3,295,000 in 2020. This was directly related to the Company holding significant USD cash balances and USD denominated assets, and the decrease in the value of the USD compared to the Canadian dollar.
  For the six months ended June 30, 2021, the Company recorded an unrealized loss of $1,746,000 (2020 - unrealized gain $1,957,000) related to the fair value changes of financial instruments including marketable securities. This is directly related to the softening of certain markets in 2021 compared to 2020 for the comparative period.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at June 30, 2021, the Company had working capital of $61,060,000 (December 31, 2020 - $68,995,000).  The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

Subsequent to June 30, 2021, and subject to closing, the Company entered into a royalty purchase agreement with SSR Mining Inc. that includes payment of US$33 million on closing. The Company also entered into a senior secured credit facility of US$10 million for use towards the royalty purchase. Including the cash due on closing of the royalty purchase management believes it will have to raise additional capital to undertake its current business and the budgets associated with those plans for the next twelve months and the foreseeable future by either selling equity or assets.

Operating Activities

Cash used in operations was $6,380,000 for the six months ended June 30, 2021 (Q2-2020 - $5,552,000) and represents expenditures primarily on royalty generation and general and administrative expense for both periods, offset by royalty income received. Another significant component of cash used in operations is the increase in due diligence and project investigation related activities related to royalty generation.

Financing Activities

The total cash provided by financing activities during the six months ended June 30, 2021 was $737,000 (Q2-2020 – $975,000). The proceeds in both periods were related to the exercise of stock options. In the current period, the Company also incurred $262,000 (Q2-2020 – $Nil) in deferred financing costs.

Investing Activities

Cash used in investing activities for the six months ended June 30, 2021 was $3,661,000 compared to $8,887,000 for the comparative period.

Some of the significant cash investment activities during the six months ended June 30, 2021:

  The Company increased its investment in Rawhide by investing a further $3,979,000 (2020 - $Nil);
  The receipt of $550,000 (2020 - $536,000) for the repayment of loans;
  The purchase of reclamation and property deposits of net $552,000 (2020 - refund of net $9,000);
  The receipt of $135,000 (2020 - $Nil) in dividends and distributions from investments;
  The purchase of royalty and other property interests, totalling $Nil (2020 - $4,656,000);

  The purchase of preferred shares in strategic investments of $Nil (2020 - $4,797,000);
  Receipt of anniversary and option payments totalling $328,000 (2020 - $139,000) related to the Perry English and Frontline portfolios in Canada and the Superior West project in the US;
  The Company also received approximately $49,000 (2020 - $309,000) in interest income earned on cash balances; and
  Net of proceeds received from sales, the net purchase of fair value through profit and loss investments of $30,000 (2020 - $409,000).

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020

Revenue and other income	$4,255	$5,553	$1,261	$1,261
Project and royalty generation costs	(5,378)	(4,027)	(2,117)	(5,838)
Recoveries from partners	1,689	2,740	517	3,374
Project and royalty generation costs, net	(3,689)	(1,287)	(1,600)	(2,464)
Share-based payments	1,366	542	14	14
Net income (loss) for the period	(3,578)	(4,424)	(913)	(913)
Basic earnings (loss) per share	(0.04)	(0.05)	(0.01)	(0.01)
Diluted earnings (loss) per share	(0.04)	(0.05)	(0.01)	(0.01)

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019

Revenue and other income	$2,350	$751	$1,383	$1,212
Project and royalty generation costs	(4,765)	(2,117)	(4,324)	(3,638)
Recoveries from partners	1,721	517	3,106	1,714
Project and royalty generation costs, net	(3,044)	(1,600)	(1,218)	(1,924)
Share-based payments	1,448	78	223	114
Net income (loss) for the period	(3,281)	2,120	(1,900)	(2,391)
Basic earnings (loss) per share	(0.04)	0.03	(0.02)	(0.03)
Diluted earnings (loss) per share	(0.04)	0.02	(0.02)	(0.03)

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

In Thousands of Dollars
		Share-based
For the six months ended June 30, 2021	Salary and fees	Payments	Total
David M. Cole, President and CEO	$341	$480	$821
Christina Cepeliauskas, Chief Administrative Officer	89	181	270
Rocio Echegaray, Corporate Secretary	67	100	167
Doug Reed, Chief Financial Officer	123	185	308
Brian Levet, Director	22	-	22
Brian Bayley, Director	21	-	21
Larry Okada, Director	23	-	23
Michael Winn, Director (1)	232	122	354
Seabord Services Corp. (2)	129	-	129
Total	$1,047	$1,068	$2,115

In Thousands of Dollars
		Share-based
For the six months ended June 30, 2020	Salary and fees	Payments	Total
David M. Cole, President and CEO	$317	$403	$720
Christina Cepeliauskas, Chief Administrative Officer	55	153	208
Rocio Echegaray, Corporate Secretary	58	59	117
Brian Levet, Director	12	87	99
Brian Bayley, Director	12	87	99
Larry Okada, Director	12	87	99
Michael Winn, Director (1)	63	199	262
Seabord Services Corp. (2)	179	-	179
Total	$708	$1,075	$1,783

(1) Starting June, 2020 the directors fees paid to the Company's non-Executive Chairman have been replaced by monthly consulting fees of US$20,800. The change in fees is to reflect his increase role and involvement in the Company's investment activities.

(2) Seabord Services Corp. ("Seabord") is a management services company controlled by the Chairman of the Board.  Seabord provides accounting and administration staff, and office space to EMX.

In June 2021 the Company appointed Ms. Sunny Lowe and Mr. Henrik Lundin as non-executive independent directors.

Included in accounts payable and accrued liabilities at June 30, 2021 is the following balances owed to key management personnel and other related parties:

In Thousands of Dollars
Related Party Assets and Liabilities	Service or Term	June 30, 2021	December 31, 2020
Amounts due to:
David M. Cole, President and CEO	Expense reimbursement	$2	$-
Doug Reed, CFO	Expense reimbursement	1	-
Brian Levet, Director	Fees	11	-
Brian Bayley, Director	Fees	9	-
Michael Winn, Director	Fees	21	26
Larry Okada, Director	Fees	12	-
Seabord Services Corp.	Expense reimbursement	2	2
Total		$58	$28

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the period

Please refer to the unaudited condensed consolidated financial statements for the six months ended June 30, 2021 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the unaudited condensed consolidated financial statements for the six months ended June 30, 2021 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the unaudited condensed consolidated financial statements for the six months ended June 30, 2021 on www.sedar.com.

CRITICAL ACCOUNTING JUDGEMENTS AND SIGNIFICANT ESTIMATES AND UNCERTAINTIES

Please refer to the unaudited condensed consolidated financial statements for the six months ended June 30, 2021 on www.sedar.com.

RISKS AND UNCERTAINTIES

The Company has identified the following risks and uncertainties which are consistent with those risks identified for the year ended December 31, 2020: The impact of the current Covid-19 pandemic may significantly impact the Company, Mineral Property Exploration Risks, Revenue and Royalty Risks, Financing and Share Price Fluctuation Risks, Foreign Countries and Political Risks, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Unknown Defects or Impairments in Our Royalty or Streaming Interests, Operators' Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations, Currency Risks, Exploration Funding Risk, Insured and Uninsured Risks, Environmental Risks and Hazards, Fluctuating Metal Prices, Extensive Governmental Regulation and Permitting Requirements Risks, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations and Internal Controls over Financial Reporting.

All of EMX's royalty properties and royalty generating operations are subject to the risk of emerging infectious diseases, including COVID-19, or the threat of outbreaks of viruses or other contagions through the mining operations and exploration properties to which EMX's royalty interests and potential royalty interests relate. In addition, EMX's own operations are exposed to infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on EMX, its business, results from operations and financial condition.

The COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. If the operation or development of one or more of the properties in which the Company holds a royalty, stream or other interest and from which it receives or expects to receive revenue is suspended, it may have an adverse impact on the Company's profitability, financial condition and the trading price of the Company's securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company's profitability, results of operations, financial conditions and the trading price of the Company's securities. The Company continues to monitor the situation and the impact COVID-19 may have on its business.

For details on the above risks and uncertainties, please refer to the MD&A for the year ended December 31, 2020 on www.sedar.com.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this MD&A, as discussed below under “Management’s Report on Internal Control Over Financial Reporting,” our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the period covered by this MD&A, management has made updates and improvements in application of existing internal controls, while also implementing new internal controls over financial reporting that may materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Initiatives

Management continues to consult an independent third-party Sarbanes-Oxley consultant to assist with our internal controls.  That consultant will continue to work with us to identify any weakness and further enhance our controls.  Any remediation efforts will include the implementation of additional controls to ensure all risks have been addressed.

OUTSTANDING SHARE DATA

At August 10, 2021, the Company had 85,765,933 common shares issued and outstanding. There were also 6,911,000 stock options outstanding with expiry dates ranging from October 18, 2021 to June 21, 2026.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

• the Company's ability to achieve production at any of its mineral properties;

• estimated capital costs, operating costs, production and economic returns;

• estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

• the Company's expected ability to develop adequate infrastructure at a reasonable cost;

• assumptions that all necessary permits and governmental approvals will be obtained;

• assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• the Company's expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and

• the Company's activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

• uncertainty of whether there will ever be production at the Company's mineral exploration and development properties;

• uncertainty of estimates of capital costs, operating costs, production and economic returns;

• uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

• risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

• risks related to the Company's ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

• risks related to the third parties on which the Company depends for its exploration and development activities;

• dependence on cooperation of joint venture partners in exploration and development of properties;

• credit, liquidity, interest rate and currency risks;

• risks related to market events and general economic conditions;

• uncertainty related to inferred mineral resources;

• risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• risks related to lack of adequate infrastructure;

• mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

• the risk that permits and governmental approvals necessary to develop and operate mines on the Company's properties will not be available on a timely basis or at all;

• commodity price fluctuations;

• risks related to governmental regulation and permits, including environmental regulation;

• risks related to the need for reclamation activities on the Company's properties and uncertainty of cost estimates related thereto;

• uncertainty related to title to the Company's mineral properties;

• uncertainty as to the outcome of potential litigation;

• risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

• increased competition in the mining industry;

• the Company's need to attract and retain qualified management and technical personnel;

• risks related to hedging arrangements or the lack thereof;

• uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

• risks related to the integration of potential new acquisitions into the Company's existing operations;

• risks related to unknown liabilities in connection with acquisitions;

• risks related to conflicts of interest of some of the directors of the Company;

• risks related to global climate change;

• risks related to adverse publicity from non-governmental organizations;

• risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

• uncertainty as to the Company's passive foreign investment company ("PFIC") status;

• uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

• uncertainty as to the Company's ability to maintain the adequacy of internal control over financial reporting; and

• risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this MD&A, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

The MD&A may use the terms "Inferred", "Indicated", and "Measured" mineral resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 ("NI 43-101"), the U.S. Securities and Exchange Commission ("SEC") does not recognize these terms under Industry Guide 7. The Company notes that on October 31, 2018, the SEC adopted amendments to modernize the property disclosure requirements for mining registrants, and related guidance, which are currently set forth in Item 102 of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934, and in Industry Guide 7. The amendments consolidate mining property disclosure requirements by relocating them to a new subpart of Regulation S-K (Subpart 1300). The amendments will more closely align disclosure requirements and policies for mining properties with current industry and global regulatory practices and standard. Registrants must comply with the new rules for the first fiscal year beginning on or after January 1, 2021.

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.  U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.